Building wealth through developing and operating major copper & gold mines

TASEKO’S NEW PROSPERITY PROJECT MOVING FORWARD
Federal Government Accepts Project Description

August 26, 2011, Vancouver, BC - The Canadian Environmental Assessment Agency (“CEAA”) has formally accepted Taseko Mines Limited’s (TSX:TKO; AMEX:TGB) ("Taseko" or the "Company") project description for its proposed $1 billion New Prosperity gold-copper mine in British Columbia’s central interior.

“Acceptance of the project description ensures the Federal Government’s environmental assessment of New Prosperity will begin on or before November 7, 2011. With this decision we have a clear view of the regulatory timeline ahead. Under a comprehensive study, which is the process we expect for New Prosperity, CEAA will have 365 days in which to complete its review and submit a final report to the Federal Minister of the Environment,” said Russell Hallbauer President and CEO of Taseko.

“New Prosperity is a unique opportunity for British Columbia, First Nations and Canada as a whole. Taseko has made significant efforts to address the concerns identified during the original Federal review process. In particular, the preservation of Fish Lake, which adds $300 million in capital and operating expense to the project, is a strong example of the Company’s commitment to the success of New Prosperity and to the principles of sustainable mining,” added Mr. Hallbauer.

New Prosperity is the largest undeveloped gold-copper deposit in Canada and the 7th largest in the world. With Taseko’s proven leadership and commitment to excellence in responsible mining, this project promises to create vital economic and social value for the Province. In particular, the Cariboo-Chilcotin region will benefit by generating 700 construction jobs for two years and 550 new direct jobs and 1280 indirect jobs during its 20 year operating life.

The complete project description, including an executive summary of New Prosperity can be viewed at http://www.newprosperityproject.ca, a website built for the express purpose of engaging the community in conversation around the New Prosperity Gold-Copper Project.

For further information on Taseko, please see the Company’s website www.tasekomines.com.

For Media contact:
Brian Battison, Vice President Corporate Affairs, 778-373-4543 or 604 961-9170

Russell Hallbauer
President and CEO

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com